UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 25
NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-13488
Issuer: British Sky Broadcasting Group plc
Exchange: New York Stock Exchange LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)
Grant Way, Isleworth, Middlesex, TW7 5QD, England
Tel: +44 (0)20 7705 3000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)
Ordinary Shares (nominal value 50p per share (1)
American Depositary Shares, each of which represents four Ordinary Shares
(1) The listing of Issuer’s ordinary shares on the New York Stock Exchange is for technical purposes only and without trading privileges.
(Description of class of securities)
Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:
☐ 17 CFR 240.12d2-2(a)(1)
☐ 17 CFR 240.12d2-2(a)(2)
☐ 17 CFR 240.12d2-2(a)(3)
☐ 17 CFR 240.12d2-2(a)(4)
☐ Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.
☑ Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.
Pursuant to the requirements of the Securities Exchange Act of 1934, British Sky Broadcasting Group plc certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.
Date: 10 May 2010

By:	/s/ Andrew Griffith
Name:	Andrew Griffith
Title:	Director and Chief Financial Officer